VIA EDGAR

April 27, 2021

U.S. Securities and Exchange Commission
Office of Life Sciences

Division of Corporation Finance
Mail Stop 4561
100 F Street, N.E.
Washington, D.C. 20549
Attention:  David Gessert and Jeffrey Gabor

Re:        Vaccitech plc
Acceleration Request for Registration Statement on Form S-1
File No. 333-255158

Acceleration Request

Requested Date:        April 29, 2021

Requested Time:       4:00 p.m., Eastern Time

Dear Messrs. Gessert and Gabor:

Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Act”), Vaccitech plc (the “Company”) hereby requests that the effective date of the above-referenced registration statement (the “Registration Statement”) be accelerated to April 29, 2021, at 4:00 p.m., Eastern Time, or as soon thereafter as practicable, unless we or our outside counsel, Goodwin Procter LLP, request by telephone that such Registration Statement be declared effective at some other time.  In making this acceleration request, the Company acknowledges that it is aware of its responsibilities under the Act.

Once the Registration Statement is effective, please orally confirm the event with our counsel, Goodwin Procter LLP by calling Robert E. Puopolo at (617) 570-1393.  We also respectfully request that a copy of the written order from the Securities and Exchange Commission verifying the effective time and date of the Registration Statement be sent to our counsel, Goodwin Procter LLP, Attention: Robert E. Puopolo, by facsimile to (617) 321-4362 or by email at RPuopolo@goodwinlaw.com.

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If you have any questions regarding this request, please contact Robert E. Puopolo of Goodwin Procter LLP at (617) 570-1393.

Sincerely,

Vaccitech plc

/s/ William Enright
William Enright
Chief Executive Officer

cc:	Georgy Egorov, Vaccitech plc
Marishka DeToy, Goodwin Procter LLP
Richard D. Truesdell, Jr., Davis Polk & Wardwell LLP Marcel Fausten, Davis Polk & Wardwell LLP

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